FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2012

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 05 December 2012

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 05 December 2012
                                        UNILEVER BOARD CHANGE

Exhibit 99

Unilever N.V. and PLC

Notification of Changes to the Boards

Unilever today announced that it is proposing that Ms Laura M. Cha and Ms Mary Ma join the Boards as Non-Executive Directors. They will be proposed for election to the Boards at the Annual General Meetings on 15 May 2013.

Laura Cha is a non-official member of the Executive Council of Hong Kong Special Administrative Region (HKSAR) and a Hong Kong delegate to the 11th National People's Congress of China. Mrs Cha is an independent Non-Executive Director of HSBC Holdings plc and China Telecom Corporation Limited, as well as Non-Executive Deputy Chairman of The HongKong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc.

Mary Ma was appointed Chairman of Boyu Capital, a private equity fund, in 2011. Prior to Boyu Capital, Ms Ma was both a Partner of TPG Capital and co-Chairman of TPG China and, prior to that, Chief Financial Officer of the information/telecommunication Lenovo group. Ms Ma still serves on the Lenovo Board and has been its Non-Executive Vice Chairman since 2007. She has also been a member of the Listing Committee of The Stock Exchange of Hong Kong since 2009 and a member of The Hong Kong Institute of Directors since 2000.

Michael Treschow, Chairman of Unilever, said: " I am very pleased that Laura and Mary have agreed to be proposed to join the Boards.  They are both distinguished in their respective fields and will bring additional expertise to the Boards. In particular, they will bring knowledge and understanding of emerging markets, a prime driver of Unilever's growth. I am sure together they will add considerably to the business."

5 December 2012

Biographies
Laura M. Cha
Nationality: Chinese. Born: 1949 Laura M Cha GBS, JP, is a non-official member of the Executive Council of Hong Kong Special Administrative Region and a Hong Kong delegate to the 11th National People's Congress of China. She is an independent non-executive director of HSBC Holdings plc and China Telecom Corporation Limited, as well as Non-Executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc. She is a member of the Advisory Board of the Yale School of Management and a senior international advisor for Foundation Asset Management AB. Mrs Cha worked in the Securities and Futures Commission in Hong Kong from 1991 to early 2001, then became the first person outside Mainland China to join the Chinese Central Government at the vice-ministerial rank when she was appointed as Vice Chairman of the China Securities Regulatory Commission in 2001. She stayed in that post until 2004. Mrs Cha was educated in the US, with a BA from the University of Wisconsin and a JD degree from the University of Santa Clara, and she is a member of the State Bar of California. She practiced law in the 1980s in San Francisco with Pillsbury, Madison and Sutro, and in Hong Kong with Coudert Brothers.

Mary Ma
Nationality: Chinese. Born: 1952
Mary Ma was appointed Chairman of Boyu Capital, a private equity fund in 2011. Prior to Boyu, Ms Ma was the Partner of TPG Capital and co-Chairman of TPG China where she primarily focused on investments in the Greater China region. Before joining TPG, Ms Ma was the Senior Vice President and Chief Financial Officer of Lenovo Group. She still serves the Lenovo Board as Non-Executive Vice Chairman since 2007. She is also an independent director of Standard Chartered Bank (Hong Kong) Limited and Non-Executive Director of Wumart Stores. Ms Ma has been a member of the Listing Committee of The Stock Exchange of Hong Kong since 2009, a member of The Hong Kong Institute of Directors since 2000, and was a member of the Dean's Council of the Kennedy School of Harvard University from 2002-2007. Prior to joining Lenovo she worked for The Chinese Academy of Sciences.

Unilever contact:
Trevor Gorin
Head of Unilever Global Media Relations
Tel:  +44 207 822 6010
Mob: +44 7711 020438
Trevor.gorin@unilever.com
Twitter: @unilever

About Unilever

Unilever is one of the world's leading suppliers of Food, Home and Personal Care products with sales in over 190 countries. Our products are present in 7 out of 10 homes globally and are used by over 2 billion people on a daily basis. We work with 171,000 colleagues around the world, and we are on track to generate annual sales of €50 billion in 2012. Over half of our company's footprint is in the faster growing developing and emerging markets (56% in 2011). Working to create a better future every day, we help people feel good, look good and get more out of life. Our portfolio includes some of the world's best known brands such as Knorr, Persil / Omo, Dove, Sunsilk, Hellmann's, Lipton, Rexona / Sure, Wall's, Lux, Rama, Ponds and Axe.

Our ambition is to double the size of our business, whilst reducing our overall environmental footprint (including sourcing, consumer use and disposal) and increasing our positive social impact. We are committed to helping more than a billion people take action to improve their health and well-being, sourcing all our agricultural raw materials sustainably by 2020, and decoupling our growth from our environmental impact. Supporting our three big goals are more than 50 time-based targets. See more on the Unilever Sustainable Living Plan at
www.unilever.com/sustainable-living/.

Unilever has been recognised in the Dow Jones Sustainability World Indexes for 14 consecutive years. We are included in the FTSE4Good Index Series and attained a top environmental score of 5, leading to inclusion in the FTSE4Good Environmental Leaders Europe 40 Index. In 2011 Unilever led the Climate Counts Company Scorecard and for the second year topped the list of Global Corporate Sustainability Leaders in the GlobeScan /SustainAbility latest annual survey (2012). The company is an employer of choice in many of the countries in which it operates and is seen as a symbol for innovation and leadership development.

For more information about Unilever and its brands, please visit www.unilever.com.

Unilever Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; finding sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and national disasters; the sovereign debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and  managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2011 and the Annual Report and Accounts 2011. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.